Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                          September                                                          2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date:	September 22, 2004	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Monday, September 20, 2004 Page 1 of 1

Louis R. Hughes to leave the Electrolux Board of Directors

(ELUX) Louis R. Hughes will leave the Electrolux Board of Directors and take on a new role as Chief of Staff for the Afghanistan Reconstruction Group.

In his new role, Hughes will work full-time in Afghanistan, which does not allow him to continue his work with the Electrolux board. His new responsibility includes leading a group of senior advisors of the Afghanistan government who are working with the country’s reconstruction.

Louis R. Hughes has been with the Electrolux board of directors since 1996 and has also been the Executive Vice President of General Motors.

Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.